Exhibit 99.1
Schedule II — Valuation and Qualifying Accounts
VALUATION AND QUALIFYING ACCOUNTS
ALLOWANCE FOR UNCOLLECTIBLES
(dollars in thousands)

	Balance at			Balance at
	beginning		Deductions	end of
	of period	Additions	(Write-offs)	period
December 31, 2005	$5,581	$1,554	$542	$6,593
December 31, 2004	$4,631	$2,163	$1,213	$5,581
December 31, 2003	$13,549	$210	$9,128	$4,631